GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

March 11, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Galmed Pharmaceuticals Ltd.
Amendment No. 1 to the Registration Statement on Form F-1
Filed February 28, 2014
File No. 333-193792

Dear Mr. Riedler:

On behalf of Galmed Pharmaceuticals Ltd., an Israeli limited company (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated March 10, 2014, regarding Amendment No. 1, filed with the SEC on February 28, 2014 (“Amendment No. 1”), to the Company’s Registration Statement on Form F-1, originally filed with the SEC on February 6, 2014 (File No. 333-193792) (“Registration Statement”).

Concurrently with this response, the Company is also publicly filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a clean copy of Amendment No. 2, as well as a marked copy of the Amendment No. 2 showing all changes from Amendment No. 1 and the Rule 424(a) prospectus filed with the SEC on March 3, 2014.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Prospectus Summary
Corporate Information, page 7

1. Please revise your disclosure added in the third paragraph of this section to explain why only 9,693 ordinary shares of GHI converted in the Reorganization into 7,066,197 your ordinary shares, when 9,739 ordinary shares of GHI were outstanding at December 31, 2013.

Company’s Response:

The Company has revised its disclosure to change 9,693 ordinary shares of GHI (as defined in Amendment No. 1) to 9,739 ordinary shares of GHI and to change 7,066,197 ordinary shares of the Company to 7,099,731 ordinary shares of the Company. The revision to the Company’s disclosure is a result of a typographical error. See pages 7 and 109 of Amendment No. 2.

The Offering, page 8

2. Please explain why the number of shares before the offering differs from those shown on page 55. Revise your disclosure accordingly.

Company’s Response:

As disclosed on page 8 of Amendment No. 1, the number of shares outstanding before the offering is 7,659,955, which excludes 175,035 ordinary shares issuable upon the exercise of the Warrant (as defined in Amendment No. 1), which will be exercised automatically upon the completion of the offering. As shown in the table on page 55 of Amendment No. 1, the number of shares held by existing shareholders is 7,834,990, which is equal to the 7,659,955 ordinary shares outstanding before the offering plus the 175,035 ordinary shares issuable upon the exercise of the Warrant. The Company has revised its disclosure to reflect that the 7,834,990 ordinary shares listed in the table includes the 175,035 ordinary shares issuable upon the exercise of the Warrant. See page 53 of Amendment No. 2.

Capitalization, page 53

3. Please revise the caption for ordinary shares to provide share amounts on an actual, pro forma and pro forma as adjusted basis, consistent with the information provided in the headnotes. Also, explain why the amount of shares issued and outstanding on an actual basis differs from the corresponding amount on page F-24.

Company’s Response:

The Company has revised the caption for ordinary shares to provide share amounts on an actual, pro forma and pro forma as adjusted basis. The amount of shares issued and outstanding on an actual basis included in the caption for ordinary shares on page 53 of Amendment No. 1 inadvertently included the 175,035 ordinary shares issuable upon the exercise of the Warrant (as defined in Amendment No. 1). Accordingly, the Company has revised this caption to reflect the correct amount of shares issued and outstanding on an actual basis as of December 31, 2013, which amount matches the amount of shares issued and outstanding as of December 31, 2013 as reflected on page F-24 of Amendment No. 1. See page 51 of Amendment No. 2.

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Dilution, page 54

4. Please provide a calculation supporting “pro forma net tangible book value per share after offering” of $3.06 per share. Revise your disclosure accordingly as well as this caption, which should be “pro forma as adjusted net tangible book value per share after offering.”

Company’s Response:

The Company has revised the pro forma as adjusted net tangible book value per share as disclosed in Amendment No. 1 from $3.06 to $2.70 to include the underwriting discounts and commissions and estimated offering expenses payable by the Company. Such amount is calculated by dividing the pro forma as adjusted net tangible book value of $27,468,000 by 10,184,990, which is equal to the pro forma as adjusted issued and outstanding ordinary shares of the Company.

The pro forma as adjusted net tangible book value of the Company of $27,468,000 is equal to: (i) $2,000,000, which is the amount received from the issuance and sale of 560,224 of the Company’s ordinary shares that took place on February 3, 2014; plus (ii) $27,419,000, which is the amount received from the sale of the Shares (as defined in Amendment No. 1) in this offering at an assumed initial public offering price of $13.00 per Share (the midpoint of the price range set forth on the cover page of the prospectus), net of underwriting discounts and commissions and estimated offering expenses payable by the Company; minus (iii) $1,951,000, which is the amount of shareholders' deficiency resulting from the Reorganization (as defined in Amendment No. 1).

The pro forma as adjusted issued and outstanding ordinary shares of the Company of 10,184,990 is equal to the sum of: (i) 7,099,731 ordinary shares outstanding as of December 31, 2013; (ii) 560,224 ordinary shares that were issued on February 3, 2014; (iii) 175,035 ordinary shares, which are issuable immediately upon the consummation of this offering upon the exercise of the Warrant (as defined in Amendment No. 1); and (iv) 2,350,000 ordinary shares, which represent the Shares issued in this offering (not including exercise of the underwriters’ over-allotment option).

The Company has revised its disclosure to provide the foregoing calculation supporting the pro forma as adjusted net tangible book value per share after the offering. In addition, the Company has revised the caption to reflect “pro forma as adjusted net tangible book value per share after offering.” See page

52 of Amendment No. 2.

Notes to Consolidated financial statements
Note 9--Shareholders’ deficiency
C. Stock-based compensation, page F-18

5. Please revise your disclosure in item 3 regarding the vesting period for your December 31, 2013 option grants to indicate that the substantially all of these grants vested immediately. In this regard based on the information provided on page 7 of your response letter, only approximately 7% of the options granted on this date vest over two years, while the remaining 93% vested immediately.

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Company’s Response:

The Company has revised its disclosure in item 3 regarding the vesting period for the options granted on December 31, 2013 to indicate that substantially all of such options vested immediately. See Note 9 on page F-15 of Amendment No. 2.

Compensation of our Executive Officers and Directors, page 129

6. Please explain to us how you computed the amount of 811,134 ordinary shares disclosed in the second paragraph on this page. In this regard, 1,233 shares of GHI at the 729:1 stock split ration would appear to result in 898,857 of your ordinary shares. Revise your disclosure accordingly.

Company’s Response:

The Company has revised its disclosure to change 811,134 ordinary shares of the Company to 898,857 ordinary shares of the Company. The revision to the Company’s disclosure is a result of a typographical error. See page 129 of Amendment No. 2.

In addition to the foregoing revisions to the Registration Statement in response to the Staff’s comments and certain non-substantive conforming changes, the Company has revised the Registration Statement to: (i) include certain recent events that occurred since the filing of Amendment No. 1 with respect to the Company’s patent portfolio; (ii) clarify certain disclosures relating to the regulatory and taxation frameworks and environments in which the Company operates; (iii) revise the exercise period of the Representative’s Warrants (as defined in Amendment No. 1); (iv) update the estimated total expenses related to the offering; (v) revise the number of record holders of the Company’s ordinary shares; and (vi) include revised auditor’s consents reflecting the date of filing Amendment No. 2.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Notwithstanding the Staff’s comments, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, the Company will provide a written statement acknowledging that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

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•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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We thank you in advance for your consideration of this response. If you have any questions regarding this response, please call the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig, P.A. at (305) 579-0756.

Sincerely,

/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer

cc:	Robert L. Grossman, Esq.,
Greenberg Traurig, P.A.